January 8, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Till Capital Ltd.
Request for Withdrawal of Registration Statement on Form 20-F Filed November 19, 2014 File No. 000-55324

Dear Ladies and Gentlemen:

Till Capital Ltd. (the “Company”), hereby respectfully requests the withdrawal of its Registration Statement on Form 20-F (File No. 000-55324) (the “Form 20-F”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 19, 2014 under the Securities Exchange Act of 1934, as amended, effective as of the date hereof or at the earliest practicable date hereafter.

The Company is withdrawing the Form 20-F to avoid the automatic effectiveness of the Form 20-F sixty days after its initial filing before the Company has had an opportunity to fully respond to the comments of the Commission staff.  The Company intends to respond to these comments by filing a further registration statement on Form 20-F at a later time.

If you have any questions regarding this request for withdrawal, please contact Randal Jones of Dorsey & Whitney LLP at (206) 903-8800.

Thank you for your attention.

Sincerely,

Till Capital Ltd.

By:	/s/ Timothy Leybold
Name:	Timothy Leybold
Title:	Chief Financial Officer

cc:  Dorsey & Whitney LLP